Florida Rock Industries, Inc.
                    155 East 21st Street
                 Jacksonville, Florida 32206


                     March 23, 2006


Mr. John Hartz
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0404
Washington, D.C.  20549-0404


     Re:  Form 10-K for the Year Ended September 30, 2005
          Form 10-Q for the Quarter Ended December 31, 2005
          Filer No. 1-7159

Dear Mr. Hartz:

     This letter responds to the staff's comment letter dated March 14, 2006 (the "Comment Letter") regarding the above-referenced filings. For your convenience, each of the comments has been duplicated below, followed by our responses.

Form 10-K for the year ended September 30, 2005
-----------------------------------------------

General
-------

     1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings where applicable.

Company Response: Please refer to our responses below. Where the comments request additional disclosure in future filings, we have presented, to the extent practicable, the proposed disclosure in substantially the form that we anticipate it will be presented in future filings.

Legal Proceedings
-----------------

     2. In future filings, please disclose the tons delivered and estimated reserves associated with the Miami
Quarry.

Company Response: We will include this disclosure in future filings in which we disclose the legal proceedings that could impact the Miami quarry. We anticipate that the disclosure would be in substantially the following form:

     At September 30, _____, the Miami Quarry had _____ tons in estimated reserves. Florida Rock shipped approximately _____ tons from the Miami Quarry during the year ended September 30, ______.

Management Analysis
-------------------

     3. In your Business Segments footnote you disclose that operating profit is the measure used by the chief operating decision maker to evaluate segment performance. In future filings, please provide an in-depth discussion and analysis of operating profit for each of your segments. As part of the revised disclosures, please ensure that you quantify the impact of the increases or decreases in operating profit due to pricing, changes in volume and variations in selling, general and administrative expenses.

Company Response: The Company will provide this disclosure in future filings. We anticipate that this disclosure will be consistent with the following illustrative disclosure:

      Selling, general and administrative expenses increased xx.x% in 2006. Selling, general and administrative expenses as a percentage of sales were x.x% for fiscal 2006 as compared to 9.4% for fiscal 2005. Selling, general and administrative expenses were higher as a result of increased profit sharing and management incentives programs (which are linked to profitability before real estate gains), new site permitting costs and higher costs due to Sarbanes Oxley compliance. These higher costs are partially offset by lower depreciation expenses. Selling, general and administrative expenses benefited $556,000 from a reimbursement of legal fees in connection with the insurance settlement discussed above and $596,000 from life insurance proceeds under the Management Security Plan. Selling, general and administrative expenses increased xx.x% in aggregates, yy.y% in concrete products, ww.w% in cement and zz.z% in corporate overhead. [Note: The discussion will then focus on the reasons for these changes.]

      Operating profit increased to $xxx,xxx, in 2006 as compared to $249,473,000 for the same period last year. This year includes the gains on the sale of real estate of $6,367,000, primarily from the sale of a former quarry site. Last year gains on the sale of several parcels of land were $13,167,000. Operating profit as compared to last year increased $aaa,aaa,aaa for the Aggregates segment, $bbb,bbb,bbb for the Concrete Products segment, $ccc,ccc,ccc for the cement segment and $ddd,ddd,ddd for corporate overhead. For a discussion of changes in revenues, gross profit and selling general and administrative which affect operating profit of each segment see above.

Financial Statements
--------------------

     4. Your allowance for doubtful accounts has decreased from $3,419,357 at September 30, 2003 to $2,300,603 at
September 30, 2005. Over this same period, your accounts receivable balance has increased from $106,954,000 in 2003 to $146,501,000 in 2005, and the number of days accounts receivable are outstanding from 42 days in 2004 to 47 days in 2005.

     In  addition,  it  appears  that  your  charge-offs  of
accounts receivable have exceeded your provision for doubtful accounts in 2004 and 2005. Your provisions for bad debts have decreased from $1.2 million in 2003 to $777K in 2004 to $258K in 2005. During the 2006 first quarter it appears that you strengthened your reserves by increasing your allowance for bad debts from $2.3 million at year-end to $2.9 million at 12/31/2005 even though the receivable balance decreased from $147 million at year-end to $136 million at 12/31/2005.

     In future filings, when seemingly inconsistent trends exist, and they are material to an understanding of your operations, please provide an analysis of the underlying factors that cause the inconsistency.

Company Response: The Company will include this disclosure in future filings when seemingly inconsistent trends exist that are material to an understanding of our operations. Although it is not possible to anticipate the substance of future disclosure, we have provided the following example for illustration:

     During  August  2003 the Company acquired  Lafarge
     Florida, including its receivables. We established
     a reserve of $1,250,000 for uncollectible acquired
     receivables.   If  we  did  not  collect  a   pre-
     acquisition receivable from a customer our  credit
     policy  does not allow us to continue to  sell  to
     the  customer.   The  reason that  the  charge-off
     exceeded the provision in 2004 is the write-off of
     certain  receivables acquired in the  acquisition.
     During 2004, upon final analysis of the collection
     of  the  pre-acquisition receivables the Company's
     original   estimate  was  lowered  to  $1,200,000.
     Excluding the acquired receivables the charge-offs in 2004 were $391,538 compared to an expense of $776,683. The charge off in 2005 included several large receivables that were reserved in 2004 but not written off until 2005. The increase in the reserve for bad debts in the first quarter of fiscal 2006 is due to several large receivables in the southern Concrete operations which arose in the first quarter that were subsequently placed with attorneys for collection.

     As supplemental information, please note that over the last three fiscal years our write-offs of receivables, net of recoveries and excluding write-offs of receivables acquired from Lafarge, have averaged approximately $530,000 per year. Also included in the allowance for bad debts is a reserve for sales discounts and a reserve for deductions taken by the customer.

Note 1. Accounting Policies
---------------------------

Property, Plant and Equipment
-----------------------------

     5. The estimated useful lives range for machinery and equipment of 3 to 20 years is very broad. In future filings, please separately disclose the range of useful lives for each property category included within machinery and equipment. For property categories that still have very broad useful lives, you should separately discuss the types of assets that fall in each party of the range.

Company Response:  We will provide this disclosure in future
filings.    We   anticipate  that  it  would  be   presented
consistent with the following illustrative chart:

          Machinery and equipment:
               Water towing equipment        18
               Plants and related equipment  8-20
               Mobile equipment              7-8
               Ancillary equipment           3-10

      6. In future filings please include the following information:

            * Total depletion for each period;
            * Total units of production;
            * Total units in estimated proven reserves.

          You should reconcile your units of production and reserves to the disclosures in Item 2. Properties. Any changes in assumptions, and or proven reserves should be discussed in MD&A, as applicable to an understanding of your operations.

Company Response:  We will provide this disclosure in future
filings.   We  anticipate  that  the  disclosure  would   be
presented in a manner similar to the following example:

     Depletion  of sand and stone deposits is  computed
     on the basis of units of production in relation to
     estimated  proven reserves.  Proven  reserves  are
     estimated by our geologists based upon results  of
     sampling   and   other  scientific   methods   and
     techniques.    Depletion  amounted  to   $xxxxxxx,
     $yyyyyyyyyy  and  $zzzzzzz  for  the  years  ended
     September  30,  2006, 2005 and 2004, respectively.
     Units  of  production for each of the three  years
     was    $xxxxxxx,    $yyyyyyyyyy   and    $zzzzzzz,
     respectively. Total estimated proven reserves for owned properties were mmmmmmmmmm tons and for leased properties were nnnnnnnn tons at September
     30, 2006.

Repairs and Maintenance
-----------------------

     7. Under Management Analysis you disclosed that planned maintenance expenses can be significant and that they are expensed when incurred. Given the potential materiality of these expenses, in future filings please disclose the types of costs included in planned major maintenance expenses as required by EITF D-88. Please also disclose the line item where planned major maintenance expenses are recognized in your statements of income.

Company Response: We plan to make the following disclosure in future filings:

     Financial  results  will be  affected  by  planned
     maintenance at the cement plant since these costs,
     which  can  be  significant,  are  expensed   when
     incurred. The Company expensed planned maintenance
     of  $___________ in fiscal 2006,  as  compared  to
     $________ in fiscal 2005.  The plant was shut down
     for  ______ days in fiscal 2006 and           days
     in  fiscal 2005 for planned maintenance.   Planned
     maintenance is scheduled for the first quarter  of
     fiscal  2007 at an estimated cost of $________  as
     compared  to  $________ for the first  quarter  of
     fiscal 2006.   Planned maintenance costs typically
     results  in an overhaul to the wear parts  of  the
     major   operating  components.  Since  the  cement
     manufacturing    process   is   continuous,    the
     coordination of the repair to multiple  components
     is   paramount.  Items  that  would  typically  be
     inspected,  repaired  and/or  replaced  during  an
     outage  would  include: chain and belt  conveyors,
     idlers,  rollers, mill journals,  impact  hammers,
     grinding  table  liners,  separator  blades,  mill
     liners,   bearings,  fans,  ductwork,   airslides,
     grinding media, refractory, castable and shell replacement.

Planned maintenance costs incurred are included in the cost of sales line item in the statements of income.

Note 2. Asset Retirement Obligation
-----------------------------------

     8. You disclosed that you cannot reasonably estimate the fair value of the asset retirement obligation for substantially all the concrete products segment and all the cement segment since you are unable to estimate the date the obligation would be incurred or the cost of the obligation. Please provide us with a general description of your various asset retirements obligations and a description of the laws, regulations, legal obligation or industry practice that lead you to believe that an obligation has been incurred for each of your asset retirement obligations.

     9. Please provide us with a description of relevant industry practice employed to settle each of your asset retirement obligations and the expected useful life of each asset for which you have an asset retirement obligation. Please note that uncertainty about performance does not defer the recognition of a retirement obligation since the uncertainty is factored into the measurement of the asset retirement liability through assignment of probabilities to cash flows based on the guidance in paragraph A14 of SFAS 143.

Company  Response:  We have responded to comments  8  and  9 together to facilitate a more complete discussion in the context of each segment.

      Aggregates Segment. Our most significant asset retirement obligations arise in the aggregates segment. At September 30, 2005 we had accrued Asset Retirement Obligations of $8,886,000 for reclamation obligations on mining properties. Each of the states in which we conduct mining operations have laws or regulations that require reclamation of mining properties. Local ordinances and federal permits also may require particular reclamation activities. Lease agreements for leased mining sites generally impose similar reclamation obligations.

      These reclamation activities commonly include removal of plant and equipment and grading, contouring and revegetation of land. In some cases, we may be required to restore waterways and non-tidal wetlands. We reclaim these properties in a manner consistent with standard industry practice, in a manner conducive to the intended post-mining use of the land and in compliance with approved mining and reclamation plans or standards.

     Industry practice is that reclamation of the land may be conducted contemporaneously with mining activities or at the completion of mining. Plant and equipment removal is normally conducted at the end of mining operations.

     ARO  assets are depreciated over the same useful  lives
as  their related long-lived asset.   ARO assets related  to
plant equipment are depreciated over the life of the related plant equipment, which is 10 years for this segment.

     ARO   assets  related  to  mineral  reserves  (grading,
contouring and revegetation of land) are amortized by the units of production method over the estimated life of the reserve, which considers total estimated reserves over average yearly production. If property is leased, the useful life will not exceed the lease term.

      Cement and Calcium Products Segment. In our cement and calcium products segment, we have identified three types of asset retirement obligations. At September 30, 2005 we have a liability of $64,000 for this segment. First, the cement and calcium products segment operates two aggregates properties associated with the production of cement and calcium products. For one of these properties, the Company has reclamation obligations of the type described above. The estimated amount of this retirement obligation ($64,000) is included in our financial statements. For the other property, there is no legal obligation for reclamation and therefore no ARO has been recorded. For the ARO established for these activities, the ARO is amortized by the units of production method.

     Second, we have obligations to remove certain plant and equipment from our facilities at our Newberry, Florida cement plant when operations are discontinued. We lease these facilities under a lease that has approximately 90 years remaining on the lease term. Due to the inability to estimate the expected timing of the removal of the plant and equipment we have not provided for a liability in accordance with paragraph 3 of FASB 143. This paragraph states that "if a reasonable estimate of fair value cannot be made in the period the asset retirement obligation is incurred, the liability shall be recognized when a reasonable estimate of fair value can be made." We are unable to estimate a range of potential closure dates for our cement facilities or the fair value to close the facilities. We have made a significant investment in our cement facilities, and we expect to continue to operate them indefinitely.

      Third, environmental laws impose certain obligations upon us with respect to the removal of asbestos and polychlorinated biphenyls (PCBs) at a facility used in our cement operations. We recorded the estimated cost of removing the PCBs ($180,000) as a separate liability as part of the allocation of the purchase price at the time this facility was acquired because of our intention to remove the PCBs within a relatively short time frame. We have not accrued a liability for the asbestos removal because it must be removed upon demolition, and we cannot reasonably estimate a range of potential demolition dates.

      Concrete Segment. Our concrete segment conducts ready-mix concrete and/or concrete block operations at 90 owned and 19 leased facilities. Federal and state regulations impose asset retirement obligations relating to fuel tank closures, including closure assessments upon tank removal and the cleaning of the tank prior to disposal. In addition, lease agreements at the 19 leased facilities in some cases impose certain requirements relating to removal of concrete, plant and equipment, filling in at retention ponds and paving. We have an Asset Retirement Obligation recorded of $111,000 at September 30, 2005 for this segment. The owned sites have indeterminate useful lives, and we expect to continue to operate them indefinitely. We will recognize an asset retirement obligation for an owned concrete plant when we determine that a plant will be closed at some future date or range of future dates.

     For our 90 owned locations the only legal obligation is the removal of above ground fuel tanks. We have not recorded asset retirement obligations related to the fuel tanks because we do not have sufficient information concerning the timing of the removal. We currently measure and recognize the fair value of these obligations at the point in time when some information is available to develop various assumptions about the potential timing of cash flows. Generally, this happens when we decide to close a particular location. We estimate that the total current cost to remove a fuel tank is approximately $5,000, thus the total cost of removal at all owned locations is inconsequential to our financial statements.

     For our leased locations we have asset retirement obligations based on the terms of the lease agreements. We provide an asset retirement obligations on four of the 19 leased locations because we can estimate the expected date that we will incur the cost of asset retirement. The liability recorded is approximately $25,000 per location at September 30, 2005. The remaining sites are leased under annual or month-to-month lease or rental arrangements. In our experience, we have been able to renew these leases at our discretion. These leased sites have indeterminate useful lives, and we expect to continue to operate them indefinitely. For the remaining 15 leased locations, the asset retirement obligations of these sites are not material to our total asset retirement obligations. We will recognize an asset retirement obligation with respect to these leased sites when we are able to determine a reasonable range of future settlement dates.

     Asset   retirement   obligation  ("ARO")   assets   are
depreciated over the same useful lives as their related long-lived asset unless the lease term is shorter. For the concrete segment this life generally is 15 years.

     10. Given that under FIN 47 you are required to disclose the reasons why you can not estimate the fair value of an asset retirement obligation, please describe to us in a comprehensive manner why you can not reasonably estimate the fair value of each of your asset retirement obligations given your experience in your industry. Be sure to include as part of this discussion a description of the data that you feel is necessary, that you presently do not have, in order to record the cost of your obligation.

Company Response: The Company has not adopted FIN 47 and is in the process of assessing the impact of this interpretation on our reporting of asset retirement obligations. The Company will adopt FIN 47 at September 30, 2006.

Note 14. Business Segments
--------------------------

     11. You disclose that you operate in three business segments that primarily serve the construction industry. Please tell us the factors that the chief operating decision maker considered in aggregating the calcium products within your cement and calcium segment. Please also tell us the amount of revenues, profit or loss, and assets of the calcium product line or business. Please refer to paragraphs 10-17 of SFAS 131.

Company  Response:      In deciding to aggregate the calcium
products segment with the cement and aggregates segment, the chief operating decision maker considered the following factors:

          *    the nature of the products;
          *    the nature of the production process;
          *    the methods used to distribute the products; and
          *    geographic proximity and common management.

     Our  calcium  segment currently operates  one  facility
that mines and grinds limestone with a high calcium carbonate content for use in animal feed. Although the calcium segment currently sell products to the animal feed industry, the Company has in the past sold calcium products to the construction industry. This high calcium limestone is suitable for producing products for the animal feed industry, agricultural products, and construction products used in the roofing and road-building industries.

     The high calcium content also is suitable as a raw material for the manufacture of cement, and the calcium products facility is located in the same geographic region as the Company's cement operations. Moreover, the initial production process at the calcium operation and at the Company's cement facility are similar. This high grade calcium limestone provides an additional source of limestone reserves that could be shipped to the Company's cement facility for use in cement manufacturing. Also, these reserves could be used in cement production  of  a  cement
plant were built at this location. Although the Company currently is in the preliminary stages of expanding its
Newberry cement plant, the Company has in the past considered building a cement plant at the calcium facility site.

     For these reasons, the same individuals manage the calcium products operations and the cement group operations. The results of these operations are reported together in management meetings and in our financial information. Accordingly, we believe that it is appropriate to include the calcium products operations in the cement segment.

     The calcium operations for the year ended September 30, 2005, had net sales of $4,434,000 and an operating loss was $257,000. As of September 30, 2005, total identifiable assets in the calcium operations were $5,580,000. These are less than 10% therefore in accordance with paragraph 18 of FASB 131 separate disclosure is not required.

     12. Please separately identify and describe the items that comprise corporate overhead that reconcile to operating income. Please refer to paragraph 32 of SFAS 131.

Company Response: Corporate overhead includes the costs of certain operating activities that are not reflected in the operating results used internally to measure and evaluate our core businesses. These costs include executive management and related personnel costs, corporate development costs, public company expenses, certain employee benefits, professional and service fees, certain insurance costs, and other general corporate items.

Form 10-Q for the quarter ended December 31, 2005
-------------------------------------------------

      13. Please address the comments above in your interim filings as well.

Company  Response:   The  responses  set  forth  above   are
intended to address interim filings as well and will be incorporated into the Form 10-Q for the quarter ended March
31, 2006.

The Company hereby acknowledges that:

          * the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

          * staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

          * the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company further acknowledges that the Division of Enforcement has access to all information that it provides to the staff of the Division of Corporation Finance in your review of its filings or in response to your comments on its filings.

      Please  contact  the  undersigned  if  you  have   any
additional comments or questions.


                              Very truly yours,

                              /s/ John D. Milton, Jr.

                              John D. Milton, Jr.


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